

January 13, 2017

Mail Stop 4546

<u>Via E-mail</u>
Mr. Marcus Schenck
Chief Financial Officer
Taunusanlage 12, 60325
 Frankfurt am Main, Germany

   Re: Deutsche Bank Aktiengesellschaft
      Form 20-F for Fiscal Year Ended December 31, 2015
      Filed March 11, 2016
      File No. 001-15242

Dear Mr. Schenck:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ Kevin W. Vaughn

       Kevin W. Vaughn
       Accounting Branch Chief
       Office of Financial Services

cc (via email): Christof von Dryander, Co-General Counsel
      Peter Burrill, Group Controller
      Mathias Otto, Deputy General Counsel Germany, Central and Eastern Europe